Exhibit 99.1

Ambow Announces Pricing of Public Offering

BEIJING, May 31, 2018 – Ambow Education Holding Ltd. (“Ambow” or the “Company”), a leading national provider of educational and career enhancement services in China, today announced the pricing of its public offering of 1,800,000 American Depositary Shares (“ADSs”) at US$4.25 per ADS. The ADSs are expected to begin trading on the NYSE American on June 1, 2017 under the ticker symbol “AMBO.”

The Company has granted the underwriter a 45-day option to purchase up to an aggregate of 270,000 additional ADSs at the public offering price, less underwriting discounts and commissions, to cover over-allotments. The offering is expected to close on June 5, 2018.

The Benchmark Company, LLC is acting as the sole book-running manager and representative of the underwriters of this offering.

A registration statement related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting the prospectus department at The Benchmark Company, LLC at 150 E 58th Street, 17th floor New York, NY 10155 attention: Prospectus Department, by telephone at +1 212-312-6700.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

Follow us on Twitter: @Ambow_Education

For investor and media inquiries please contact:

Ambow Education Holding Ltd.

Tel: +86 10-6206-8100

E-mail: ir@ambow.com

The Piacente Group | Investor Relations

Tel: +1 212-481-2050 or +86 10- 5730-6202

E-mail: ambow@tpg-ir.com